Filed pursuant to Rule 433
Registration No. 333-171806

ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES E
$1,250,000,000
1.15% SENIOR NOTES, DUE MARCH 13, 2015
FINAL TERM SHEET
DATED MARCH 7, 2012
Terms and Conditions
Issuer:	Royal Bank of Canada

Title of the Series:	1.15% Senior Notes, due March 13, 2015

Expected Ratings1:	Aa1 / AA- / AA (Neg Watch / Stable / Stable)

Principal Amount:	$1,250,000,000

Issue Price:	99.968

Trade Date:	March 7, 2012

Settlement Date (T+5)2:	March 14, 2012

Maturity Date:	March 13, 2015

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	1.15%

Treasury Benchmark:	0.250% UST due February 15, 2015

Treasury Benchmark Price:	99 17/32%

Treasury Yield:	0.411%

Re-offer Spread to Treasury Benchmark:	T + 75bps

Re-Offer Yield:	1.161%

Fees:	0.15%

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment Dates:	Semi-annually on each March 13 and September 13, beginning September 13, 2012

Payment Convention:	Unadjusted following business day convention

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN:	78008T2C7 / US78008T2C70

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Co-Managers:
Barclays Capital Inc.
Citigroup Global Markets Inc.
Fifth Third Securities, Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Morgan Stanley & Co. LLC
National Bank of Canada Financial Inc.
SG Americas Securities, LLC
Standard Chartered Bank
TD Securities (USA) LLC
UBS Securities LLC
Wells Fargo Securities LLC

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.